

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 8, 2006

Mr. David Garofalo
Chief Financial Officer
Agnico-Eagle Mines Limited
145 King Street East, Suite 500
Toronto, Ontario CANADA M5C 2Y7

> **Re:** **Agnico-Eagle Mines Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **Form 20-F/A for Fiscal Year Ended December 31, 2005**
> **Filed May 26, 2006**
> **File No. 1-13422**

Dear Mr. Garofalo:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Quantitative and Qualitative Disclosures About Market Risk, page 100

1.   We note your disclosures as to metal price and foreign currency, interest rates and derivatives. The disclosures under Item 11 of Form 20-F require quantitative information to be provided with regard to market risk sensitive instruments using one of the three disclosure alternatives specified. Please review your disclosures in light of these requirements and provide the information, to the extent material, for each market risk exposure category.

Exhibits 31.1 and 31.2

2.   We note the following with respect to your certifications:

   •   The title of the certifying individual is included at the beginning of the certification, and
   •   The identity of the company is not provided it paragraph 1.

      In future filings, remove the title of the certifying individual at the beginning of the certification and provide the identity of the company in paragraph 1. Refer to instruction 12 of the Instructions as to Exhibits of Form 20-F.

Engineering Comments

Property, Plant and Equipment, page 11

3.   We note that in your amended filing of Form 20-F filed May 26, 2006, you have added approximately 5 million gold ounces to your Industry Guide 7 reserves by designating reserves for the Lapa and LaRonde II properties. As required by Section (c) of Industry Guide 7, please provide, as supplemental information, your justification for these reserve designations, including the appropriate feasibility studies and any third party reviews of those studies that have been completed.

      •   Please place the information on a CD-ROM with an Adobe PDF format.
      •   Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

- In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information. See Rule 418(b) under Regulation C.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief